Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the contents of this document or the action you should take, you should consult an appropriately authorized independent financial adviser in your jurisdiction.

Atotech Limited

(Incorporated in Jersey with registered no. 127906)

Notice of 2022 Annual General Meeting

Notice of the Annual General Meeting of Atotech Limited (the “Company”) to be held at 4:00 p.m. Central European Time / 2:00 p.m. Greenwich Mean Time on August 1, 2022 at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom (the “Annual General Meeting”) is set out on page 4 of this document. You may attend the Annual General Meeting, as well as vote and submit your questions during the live webcast of the meeting by visiting http://www.virtualshareholdermeeting.com/ATC2022 (the “Virtual Meeting Platform”).

Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company.

Only those persons entered on the register of members of the Company as at July 8, 2022 (the “Record Date”) shall be entitled to attend the Annual General Meeting in person in respect of the number of shares registered in their name at that time. The register of members does not reflect the names of holders who beneficially own shares in the Company in the Depositary Trust Company (“DTC”).

If you beneficially own shares in the Company in the DTC system as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you beneficially own your shares. You are also invited to observe, submit questions to and vote at the Annual General Meeting through the Virtual Meeting Platform.

Whether or not you propose to attend the Annual General Meeting (in person, if a registered holder, or remotely via the Virtual Meeting Platform), you are encouraged to complete and submit the accompanying Form of Proxy in accordance with the instructions printed on it. The Form of Proxy must be completed, signed and returned so as to reach the Company’s proxy tabulator, Broadridge Financial Services, Inc., at 51 Mercedes Way, Edgewood, NY 11717, or submitted by internet or telephone, by no later than 5:59 a.m. Central European Time / 3:59 a.m. Greenwich Mean Time on August 1, 2022 (or, if the Annual General Meeting is adjourned by 48 hours of less, either in accordance with the above, by the chairman of the meeting or the secretary or any director at the original meeting, or at such address and by such time as the chairman of the meeting may direct, or if the Annual General Meeting is adjourned by more than 48 hours, 24 hours before the adjourned meeting (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Companies (Jersey) Law 1991 (the “Jersey Companies Law”))) before the time fixed for the adjourned meeting).

The return of a completed Form of Proxy will not prevent a shareholder from attending the Annual General Meeting and voting (in person or remotely via the Virtual Meeting Platform) if such shareholder is entitled to and wishes to do so. If you attend the Annual General Meeting you will have the right to revoke the proxy and vote your shares at the meeting. If you hold your shares through an account with a brokerage firm, bank or other nominee and you wish to attend the Annual General Meeting, you should do so via the Virtual Meeting Platform, where you may observe, submit questions to or vote at the Annual General Meeting. To vote your shares in advance of the Annual General Meeting, please follow the instructions you receive from your brokerage firm, bank or other nominee.

LETTER FROM OUR CHIEF EXECUTIVE OFFICER

Atotech Limited

(Incorporated in Jersey with registered no. 127906)

Directors:	Registered Office:

Geoff Wild – Chief Executive Officer
Martin Sumner Gregor Boehm Ronald Bruehlman Herman Chang Friedel Drees Louise Makin Shaun Mercer Gregory Nikodem Charles Shaver Klaus-Günter Vennemann	Atotech Limited 3rd Floor 44 Esplanade St. Helier, Jersey JE4 9WG

July 15, 2022

Dear shareholder,

Annual General Meeting – 2022

I am delighted to inform you that the Annual General Meeting of Atotech Limited (the “Company”) will be held at 4:00 p.m. Central European Time / 2:00 p.m. Greenwich Mean Time on August 1, 2022, at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom. You will also be able to attend the annual meeting, as well as vote and submit your questions during the live webcast of the meeting by visiting http://www.virtualshareholdermeeting.com/ATC2022 (the “Virtual Meeting Platform”).

The formal notice convening the Annual General Meeting is set out on page 4 of this document (the “Notice”). Explanatory notes to each of the resolutions to be considered at the Annual General Meeting can be found beginning on page 9.

The Company’s audited Annual Report and Accounts for the financial year ended December 31, 2021 (the “Annual Report and Accounts”) are available for review or download at https://www.investors.atotech.com.

In the opinion of the directors, approval of each of the resolutions to be proposed at the Annual General Meeting is in the best interests of the Company and its shareholders as a whole. Accordingly, the directors unanimously recommend that you vote in favor of each of the resolutions at the Annual General Meeting, as they intend to do in respect of their own beneficial shareholdings in the Company.

The Annual General Meeting is an opportunity for shareholders to communicate with the directors and I hope that you are able to attend, either in person or remotely via the Virtual Meeting Platform. If you cannot attend (in person or remotely via the Virtual Meeting Platform), I would encourage you, regardless of the number of shares you own, to vote on the resolutions by completing and returning the enclosed Form of Proxy in accordance with the instructions printed on the form as soon as possible so as to reach the Company’s proxy tabulator, Broadridge Financial Services, Inc., at 51 Mercedes Way, Edgewood, NY 11717, or submitted by internet or telephone, by no later than 5:59 a.m. Central European Time / 3:59 a.m. Greenwich Mean Time on August 1, 2022.

Further information regarding proxy appointments can be found starting on page 6 of this document. The appointment of a proxy does not prevent you from attending and voting at the Annual General Meeting, either in person or remotely via the Virtual Meeting Platform. If you attend the Annual General Meeting you will have the right to revoke the proxy and vote your shares at the meeting. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from your brokerage firm, bank or other nominee to vote your shares.

Other than as described in the succeeding paragraph, only those persons entered on the register of members of the Company as at July 8, 2022 (the “Record Date”) shall be entitled to attend the Annual General Meeting in person in respect of the number of shares registered in their name at that time. Shareholders who hold their shares as of the Record Date through an account with a brokerage firm, bank or other nominee may attend, submit questions to or vote at the Annual General Meeting via the Virtual Meeting Platform. At the close of business on the Record Date, the Company had outstanding 194,723,482 ordinary shares, $0.10 par value per share.

If you beneficially own our shares in “street name” through Cede & Co., as nominee for the Depositary Trust Company as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you beneficially own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of the shares, or its appointed proxy, will vote your shares according to such voting instructions. You will be entitled to attend, submit questions to and vote at the Annual General Meeting via the Virtual Meeting Platform as described in the Notice.

I look forward to seeing you at the meeting.

Yours sincerely,

/s/ Geoff Wild

Geoff Wild
Chief Executive Officer and Director

NOTICE OF ANNUAL GENERAL MEETING

Atotech Limited

(Incorporated in Jersey with registered no. 127906)

Notice is hereby given that the annual general meeting of Atotech Limited (the “Company”) will be held at 4:00 p.m. Central European Time / 2:00 p.m. Greenwich Mean Time on August 1, 2022, at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom (the “Annual General Meeting”). You will also be able to attend the Annual General Meeting, as well as vote and submit your questions during the live webcast of the meeting by visiting http://www.virtualshareholdermeeting.com/ATC2022.

You will be asked to consider and vote upon the ordinary resolutions set out below. Voting on all resolutions at the Annual General Meeting will be by way of poll.

ORDINARY RESOLUTIONS

1.	To receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2021, together with the reports of the directors and the auditor.

2.	To re-appoint Geoff Wild as a Class I director of the Company.

3.	To re-appoint Shaun Mercer as a Class I director of the Company.

4.	To re-appoint Ron Bruehlman as a Class I director of the Company.

5.

To re-appoint KPMG AG Wirtschaftsprüfungsgesellschaft as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2023.

6.	To authorize the audit committee to fix the remuneration of the auditors.

July 15, 2022

By order of the Board

Ogier Global Company Secretary (Jersey) Limited, Assistant Company Secretary

Registered Office:

3rd Floor, 44 Esplanade, St. Helier, Jersey, JE4 9WG

Registered in Jersey No. 127906

Important Notes

Entitlement to attend and vote

1.

Registered shareholders: The Company, pursuant to the articles of association (the “Articles”), specifies that only those persons entered on the register of members of the Company as at July 8, 2022 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after the Record Date shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting. Except as discussed below under “2. Non-registered shareholders,” instructions in this Notice relating to appointment of proxies and voting by proxy apply only to registered holders.

Shareholders of record at 11:00 p.m. Central European Time / 9:00 p.m. Greenwich Mean Time on the Record Date are entitled to receive notice of the Annual General Meeting. This document (which includes the notice of the Annual General Meeting), the Forms of Proxy, related instructions (together, the “Meeting Materials”) are being mailed to shareholders of record as at the Record Date and will also be made available on Company’s website at https://www.investors.atotech.com, and will be filed with, or furnished to, U.S. Securities and Exchange Commission (the “SEC”). If you have sold or otherwise transferred part of your holding of or interest in Company’s shares, please retain the Meeting Materials and consult the stockbroker, bank or other agent (if any) through which the sale was effected.

2.

Non-registered shareholders: If you beneficially own our shares in “street name” through Cede & Co., as nominee for the Depositary Trust Company, as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of your shares, or its appointed proxy, will vote your shares according to such voting instructions. Your voting instructions must be received by your broker or nominee, so as to subsequently reach the Company’s proxy tabulator, Broadridge Financial Services, Inc., at 51 Mercedes Way, Edgewood, NY 11717, or submitted by internet or telephone, by no later than 5:59 a.m. Central European Time / 3:59 a.m. Greenwich Mean Time on August 1, 2022. You will also be able to attend the Annual General Meeting remotely via the Virtual Meeting Platform, as described below.

Attendance via the Virtual Meeting Platform

3.

Instructions for accessing the Virtual Meeting Platform: Shareholders will be given the opportunity to remotely attend, submit written questions to and vote at the Annual General Meeting via the Virtual Meeting Platform. Shareholders can access the Virtual Meeting Platform using a web browser, on a PC or smartphone device. The web browser must be compatible with the latest browser versions of Chrome, Firefox, Edge and Safari. To remotely attend, submit written questions and/or vote using this method, please go to http://www.virtualshareholdermeeting.com/ATC2022.

How to attend and vote at the Annual General Meeting remotely if you are a shareholder:

1.	Log in at http://www.virtualshareholdermeeting.com/ATC2022 at least 15 minutes before the Annual General Meeting starts.

2.	Follow the instructions set forth in the materials accompanying this Notice.

3.	Enter your control number (which can be found on the Form of Proxy).

Access to the Annual General Meeting via the Virtual Meeting Platform will be available from 3:45 p.m. Central European Time / 1:45 p.m. Greenwich Mean Time on August 1, 2022, although the voting functionality will not be enabled until the chairman of the Annual General Meeting (the “Chairman”) declares the poll open. Shareholders will be permitted to submit written questions (via the Virtual Meeting Platform) to the directors during the course of the Annual General Meeting. The Chairman will ensure that matters relating to the formal business of the Annual General Meeting are addressed at the Annual General Meeting.

During the Annual General Meeting, shareholders must ensure they are connected to the internet at all times in order to submit written questions and vote when the Chairman commences polling. Therefore, it is the responsibility of shareholders to ensure connectivity for the duration of the Annual General Meeting via their wireless or other internet connection. The instructions for accessing the Virtual Meeting Platform contain further information on remotely accessing and participating in the Annual General Meeting via the Virtual Meeting Platform.

Appointment and instruction of proxies

4.

Appointment of proxies: Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company.

5.

Voting by proxy: A Form of Proxy which may be used to make such appointment and give proxy instructions accompanies this notice. To be valid, any Form of Proxy must be received by post at 51 Mercedes Way, Edgewood, NY 11717, or submitted by internet or telephone, by no later than 5:59 a.m. Central European Time / 3:59 a.m. Greenwich Mean Time on August 1, 2022 (or, if the Annual General Meeting is adjourned by 48 hours or less, either in accordance with the above, by the chairman of the meeting or the secretary or any director at the original meeting, or at such address and by such time as the chairman of the meeting may direct, or, if the Annual General Meeting is adjourned by more than 48 hours, 24 hours (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Jersey Companies Law)) before the time fixed for the adjourned meeting). You can vote by internet by going to http://www.virtualshareholdermeeting.com/ATC2022.

6.

Effect of returning executed proxy without instructions: If you are a registered holder and submit proxy voting instructions but do not direct how your shares should be voted on each item, the person(s) named as proxy or proxies (provided not the Chairman or another of our directors) will vote or abstain from voting at his or her discretion. If you appoint the Chairman or another director as your proxy on any resolution, he or she will vote in favor of the resolution. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

7.

Authorized signatories voting by proxy: In the case of a shareholder which is not a natural person, the Form of Proxy must be executed under its common seal or signed on its behalf by an agent or officer authorized for that purpose.

8.

Powers of attorney for voting by proxy: Any power of attorney or any other authority under which the Form of Proxy is signed (or a duly certified copy of such power or authority) must be included with the Form of Proxy.

9.

Joint shareholders: If more than one of the joint holders of a share tenders a vote on the same resolution, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holders, seniority being determined by the order in which the names stand in the register in respect of the relevant share.

10.

Revocation of proxy vote: If two or more valid but differing proxy appointments are received in respect of the same share, the one which is last received (regardless of its date or of the date of its execution)

shall be treated as replacing and revoking the others as regards that share, and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of the applicable ordinary shares. Additionally, the return of a completed Form of Proxy will not prevent a shareholder attending the Annual General Meeting and voting in person or remotely via the Virtual Meeting Platform if he/she is entitled to and wishes to do so. If you attend the annual meeting you will have the right to revoke the proxy and vote your shares virtually at the meeting. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from your brokerage firm, bank or other nominee to vote your shares.

11.

Voting standard: All resolutions will be proposed as ordinary resolutions. This means that, to pass, a simple majority of the votes cast must be in favor of each resolution contemplated by this Notice.

12.

Withheld votes: A vote withheld (also called an “abstention”) is not considered a “vote cast” and is therefore not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting. However, the vote will count as present and entitled to vote for purposes of determining a quorum.

13.

Broker non-votes: A “broker non-vote” occurs when a broker or nominee of record holding shares for a beneficial owner does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote (and are considered entitled to vote for purposes of a quorum) on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only proposals that we believe may be considered routine are Proposals 1 and 5; however, we expect that they will not be treated as routine matters since our proxy statement is prepared in compliance with the Jersey Companies Law and regulations promulgated thereunder, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any non-routine proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds shares through a broker or nominee to instruct its broker or nominee how to vote its shares, if the shareholder wants its shares to count for all proposals.

Corporate representatives

14.

Authorization: A shareholder which is not a natural person, by resolution of its board or other governing body, authorize any person or persons to act as its representative or representatives at the Annual General Meeting. A shareholder which is not a natural person shall be deemed to be present in person at the Annual General Meeting if one or more of its representatives is present at that meeting.

15.

Evidence of authority: The board or any director or the secretary may (but is not bound to) require evidence of the authority of any such representatives. Any authorization in writing purporting to be signed by an officer of, or other person duly authorized for the purpose by, any shareholder which is not a natural person shall be conclusive evidence of the authority of the representatives to act on behalf of such shareholder.

16.

Joint authority: Where more than one person is authorized to represent a shareholder which is not a natural person and more than one person purports to exercise a power on behalf of that shareholder, if each such person purports to exercise the power in the same way, the power is treated as exercised in that way; and if each such person does not purport to exercise the power in the same way, the power is treated as not exercised.

Voting

17.	At the meeting voting on each resolution will be by way of a poll.

Communications

18.

Shareholders who have general queries about the Annual General Meeting should contact the Company’s Acting General Counsel at investor.relations@atotech.com. No other method of communication will be accepted. You may not use any electronic address provided either in this notice or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

Attendance

19.

Quorum: A quorum consists of two shareholders holding in aggregate not less than a simple majority of all voting share capital of the Company in issue present in person or by proxy and entitled to vote, provided that: (i) as the Company is a Controlled Company (as defined in the Articles), the Annual General Meeting shall not be quorate unless the Carlyle Shareholders (as defined in the Articles) holding in the aggregate a majority of all shares held by the Carlyle Shareholders are in attendance (provided that each such shareholder holds shares in the Company); and (ii) the minimum quorum for any meeting shall be two shareholders entitled to vote representing in excess of 50% of the total issued shares at the commencement of the meeting.

20.

Attendance in Person: Shareholders, or their proxies, intending to attend the Annual General Meeting in person are requested, if possible, to arrive at the venue for the Annual General Meeting at least 20 minutes prior to the commencement of the Annual General Meeting at 4:00 p.m. Central European Time / 2:00 p.m. Greenwich Mean Time on August 1, 2022, so that their shareholding may be checked against the Company’s register of members and attendances recorded.

The Company is currently monitoring all government guidelines in the United Kingdom to ensure that any special measures required to be put in place for the Annual General Meeting in response to the ongoing COVID-19 situation are implemented. If we determine that we need to change the format of our meeting to allow shareholder participation by means of remote communication, we will announce the decision to do so (in the format required by guidance of the SEC) and include details on our website (http://www.investors.atotech.com), in each case, prior to the Annual General Meeting. If you plan to attend the Annual General Meeting in person, please check our website before you travel. The contents of our website are not incorporated by reference in and do not constitute a part of this notice.

In light of the ongoing COVID-19 situation globally, we strongly encourage shareholders to appoint the relevant persons as their proxy (as per the instructions included in the Notice of Annual General Meeting) with their voting instructions and, if they wish to observe the Annual General Meeting, to do so remotely via the Virtual Meeting Platform.

Other

21.

Notice: A copy of this Notice (which contains the full unabridged text of the resolutions to be proposed at the Annual General Meeting) and a copy of the Articles can be found at http://www.investors.atotech.com. Should you wish to request a further copy of this document, please send your request to Ogier Global Company Secretary (Jersey) Limited, 44 Esplanade, 3rd Floor, St Helier, Jersey, JE4 9WG (Tel: +44 1534 514000; Email: Atotech@ogier.com).

22.

Solicitation Costs: We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning and tabulating the proxies.

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

Voting on all resolutions at the Annual General Meeting will be by way of a poll rather than a show of hands. This reflects best practice and means that votes of both shareholders who have lodged proxies and shareholders who attend the meeting will be taken into account.

We will announce preliminary results at the Annual General Meeting. We will report final results by furnishing a Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) promptly after the Annual General Meeting. If final results are not available at that time, we will provide preliminary voting results in the Form 6-K and will provide the final results in an amendment to the Form 6-K as soon as they become available. The results will also published on our website as soon as practicable following the conclusion of the Annual General Meeting.

Resolution 1 - Annual Report and Accounts for the financial year ended December 31, 2021

The directors are required to present to shareholders at the Annual General Meeting the Annual Report and Accounts for the financial year ended December 31, 2021. The annual accounts for the financial year ended December 31, 2021 and the report of the auditor are contained within such Annual Report and Accounts and are available for review or download at http://www.investors.atotech.com.

As a public company incorporated under the laws of the Bailiwick of Jersey, for each financial year the directors must present audited accounts and an independent auditor’s report on the financial statements to shareholders at an annual general meeting. Those to be presented at the Annual General Meeting are in respect of the year ended December 31, 2021 and will be delivered to the Jersey Companies Registry following the Annual General Meeting. The Jersey statutory accounts are substantially similar to the financial statements included in our Annual Report, which was filed with the SEC on April 11, 2022 and distributed to our shareholders with this proxy statement. In accordance with our obligations under Jersey law, we will provide our shareholders at the Annual General Meeting an opportunity to receive the annual report and ask any relevant and appropriate questions of the representative of KPMG AG Wirtschaftsprüfungsgesellschaft in attendance, if such representative is in attendance, at the Annual General Meeting. The full accounts, including the independent auditor’s report, of the Company will be available for inspection prior to and during the Annual General Meeting. The vote on this resolution is an advisory vote only, and therefore, not binding on the Company or the Board. However, the Board will consider the voting results when making decisions regarding the future strategy and operations of the Company.

Resolutions 2, 3 and 4 - Re-appointment of directors

Under the Company’s Articles, the directors of the Company are classified into three classes: Class I Directors, Class II Directors, and Class III Directors.

In accordance with Article 18.2 of the Articles, at the first annual general meeting of the Company, the term of office of the Class I Directors, being Geoff Wild, Shaun Mercer and Ron Bruehlman, shall expire, and Class I Directors, who may be the current Class I Directors, shall be elected for a full term of 3 years.

Biographical details of the director nominees up for re-appointment at the meeting, as well as the other directors not currently up for re-appointment, are set out below.

Class I Director Nominees Whose Terms Expire at the Annual Meeting

Geoff Wild – Geoff Wild serves as our Chief Executive Officer. He joined Atotech as Chief Executive Officer in March 2017, and he is an experienced global chemicals industry executive, having previously served as the CEO of AZ Electronic Materials, a Carlyle Europe Partners portfolio company until 2012. Mr. Wild currently is a member of the board of directors of CMC Materials Inc. He received his B.Sc. in chemistry from Bath University, UK.

Shaun Mercer – Shaun Mercer was a Managing Director of Carlyle advising on European buyout opportunities from 2005 to 2021. Mr. Mercer is based in London. Mr. Mercer is on the board of directors of Nouryon and Atotech, and was previously engaged with the Boards of Axalta, AZ Electronic Materials, and Ensus. Prior to joining Carlyle, Mr. Mercer was at Morgan Stanley, where he spent four years working in corporate finance and M&A as part of the Global Industrials Group. During this period, he also spent time working in Mumbai, India, managing the investment banking operations of Morgan Stanley Advantage Services. Mr. Mercer received a B.A. with honours from Cambridge University, where he was a Taylor Scholar.

Ron Bruehlman – Ron Bruehlman is the Chief Financial Officer of IQVIA Holdings Inc. (“IQVIA”). From October 2016 through July 2020, he was Senior Advisor to the CEO of IQVIA, which was formed by the merger of IMS Health Inc. and Quintiles Transnational. Mr. Bruehlman was previously Chief Financial Officer of IMS Health Inc. from July 2011 to October 2016. He spent the majority of his career with United Technologies Corporation (“UTC”), serving in a series of financial and business roles from 1988 through 2011, including as Vice President of Business Development from 2009 to 2011, Vice President of Operations Planning & Analysis of UTC Commercial from 2008 to 2010 and Chief Financial Officer of Carrier Corporation, the largest UTC division, from 2005 to 2008. Mr. Bruehlman currently serves as a board member and chairman for Q-Squared Solutions LLC. He received his M.B.A. from the University of Chicago Graduate School of Business and his B.S. in Economics, summa cum laude, from the University of Delaware.

Class II Directors Whose Terms Expire at the Annual General Meeting in 2023

Louise Makin – Dame Louise Makin DBE is a non-executive director of Intertek Group plc and Theramex Group, (a Pharmaceutical Company focused on women’s health), a non-executive director and chair designate of Halma plc, (a FTSE 100 global group of life-saving technology companies), Chair of the 1851 Trust, a Trustee of the Outward Bound Trust, and an Honorary Fellow of St. John’s College, Cambridge. Dr. Makin was Chief Executive Officer of BTG plc from October 2004 to August 2019 where she led the transformation of BTG from $150 million in value, to its acquisition by Boston Scientific for $4.2 billion by successfully acquiring and integrating eight companies into BTG to create a leading Interventional Medicine Business. Prior to BTG, she was at Baxter Healthcare from 2000 first as Vice President, Strategy & Business Development Europe then from 2001, she was President, Biopharmaceuticals Europe of Baxter Healthcare, where she was responsible for Europe, Africa, and the Middle East. From January 2015 to October 2019, Dr. Makin was at Woodford Patient Capital Trust plc, where she served on the Audit and Management Engagement Committees. She also served as Director of Global Ceramics at English China Clay, and started her career at ICI serving in a variety of roles between 1985 and 1998. Dr. Makin has an MBA from the Open University in Milton Keynes, England, and an MA and PhD in Material Sciences from the University of Cambridge (Cantab).

Gregor Boehm – Gregor Boehm is a Managing Director of Carlyle and Co-head of the Europe Buyout advisory group. He is based in London. Prior to joining Carlyle, Mr. Boehm was a Manager at I.M.M., one of Germany’s leading buyout groups. Prior to that, he was an analyst with Morgan Stanley’s Mergers and Acquisitions department in London. He is currently a member of the Supervisory Board of H.C. Starck GmbH. Mr. Boehm is a graduate of Cologne University and earned his M.B.A. from Harvard Business School.

Martin Sumner – Martin Sumner is a Managing Director of Carlyle where he focuses on investment opportunities in the industrial and transportation sectors. Since joining Carlyle in 2003, Mr. Sumner has led or been a key contributor to several of the firm’s investments, including Nouryon, Atotech, WildHorse Resource Development, Axalta Coating Systems, Centennial Resources Development, Allison Transmission, Veyance Technologies, AxleTech International, and United Components, among others. Prior to joining Carlyle, he held positions with Thayer Capital Partners, a private equity firm, and the strategy consulting group of Mercer Management Consulting. He is currently a member of the board of directors of Nouryon. Mr. Sumner received his M.B.A. from Stanford University, where he was an Arjay Miller Scholar, and a B.S. in Economics, magna cum laude, from the Wharton School of the University of Pennsylvania.

Klaus-Günter Vennemann – Klaus-Günter Vennemann is a management consultant and a member of the Supervisory Board of Rheinmetall since 2016. Prior to his current position, Mr. Vennemann was Chief Executive Officer of the General Lighting business unit of OSRAM AG in Munich until September 2012. Since October 2012, Mr. Vennemann has worked as a freelance business and management consultant as part of his positions on supervisory boards. Prior to 2012, Mr. Vennemann has held management positions at various companies, including in the United States (as Executive Vice President Operations at Getrag Gears of North America Inc.) and Germany (as Vice President Manufacturing at Getrag GmbH & Cie. KG, and Managing Director at LuK Fahrzeug-Hydraulik GmbH & Co. KG, LuK GmbH & Co. oHG, and TRW Fahrwerksysteme GmbH). Mr. Vennemann graduated from the Duisburg Technical School as a state-certified electrical engineer.

Class III Directors Whose Terms Expire at the Annual General Meeting in 2024

Herman Chang – Herman Chang is a Managing Director of Carlyle Asia Partners, a group that makes large control and strategic minority investments in Asia. Mr. Chang focuses on the industrial sector. During the past 12 years with Carlyle, Mr. Chang has made investments in companies supplying fiberglass, specialty chemicals, lubricants, semi-conductors, electroplating for high density interconnect boards, large seamless steel tubes, ultra-low temperature refrigeration, and O2O automotive aftermarket service. He also led the operation enhancement for engineering equipment leasing, satellite service, TV broadcasting, commercial bank, and infant formula companies. Prior to joining Carlyle, Mr. Chang ran a global business unit and the Asia Pacific region for Delphi Automotive. He held positions in products, operations, and general management during his 20 years with General Motors and Delphi Automotive, 11 of which were spent in China/Asia. Mr. Chang formerly served on the board of directors of Yashili International Holdings Ltd, Natural Beauty Bio-Technology Limited, and Ta Chong Bank Ltd. He is currently on the board of directors of Tongyi Lubricant, Asia Satellite Telecommunications Holdings Limited, Bowenvale Limited, Shanghai Lantu Information Technology Co., Ltd., and VXI Global Solutions. Mr. Chang received an engineering Ph.D. degree from Northwestern University.

Gregory Nikodem – Gregory Nikodem is a Managing Director of Carlyle focused on U.S. buyout opportunities in the industrial, transportation, and energy sectors. He is currently a member of the board of directors of Nouryon, where he serves as the chair of the audit committee, and he is also a board member of Asplundh Tree Expert. Additionally, he has been involved with Carlyle’s investments in ADT CAPS, Centennial Resources Development, JMC Steel, Accudyne Industries, Veyance Technologies, and WildHorse Resource Development, among others. Prior to joining Carlyle, Mr. Nikodem held a position with Thomas Weisel Partners. Mr. Nikodem received his M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar, and a B.S. in industrial engineering and engineering management from Stanford University.

Friedel Drees – Friedel Drees is a Managing Director of Carlyle, where he advises on European buyout opportunities. He is based in the Munich office. Prior to joining Carlyle in 2009, Mr. Drees was a consultant at Bain & Company from 2005 to 2008. He earned a master’s degree and a Ph.D. in finance from the European Business School in Oestrich-Winkel, Germany. As a participant of the university’s double degree program with the University of Pittsburgh, he received his M.B.A. from the Katz Graduate School of Business.

Charles Shaver – Charles Shaver has been the Chief Executive Officer of Nouryon since September 2018. Prior to that, he served as Chairman of the Board and Chief Executive Officer of Axalta Coating Systems from 2013 until September 2018. With over 34 years of leadership roles in the global petrochemical, oil, and gas industry, Mr. Shaver was the Chief Executive Officer and President of the TPC Group from June 2004 to June 2012. He also served as Vice President and General Manager for General Chemical, a division of Gentek, from 2001 through 2004, and as a Vice President and General Manager for Arch Chemicals from 1999 through 2001.

Mr. Shaver began his career with The Dow Chemical Company serving in a series of operational, engineering, and business positions from 1980 through 1996. He has an extensive background of leadership roles in a variety of industry organizations, including serving on the American Chemistry Council Board of Directors, the

American Chemistry Council Finance Committee, and the National Petrochemical and Refiners Association Board and Executive Committee. Mr. Shaver currently serves as a member of the board of directors for U.S. Silica and the Texas A&M Advisory Board. Mr. Shaver earned his B.S. in Chemical Engineering from Texas A&M University.

Information on our corporate governance and on compensation paid to our directors starts on page 66 of the Annual Report and Accounts which are available for review or download at http://www.investors.atotech.com.

Resolutions 5 and 6 - re-appointment of auditor and remuneration

Under Jersey law, a company that is required to appoint an auditor must at each annual general meeting appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) has expressed its willingness to continue in office as auditor, and resolution 5 approves the re-appointment of KPMG as auditors of the Company until the conclusion of the next annual general meeting.

Resolution 6 authorizes the audit committee to determine the remuneration of the auditors. The fees of KPMG for the fiscal years ended December 31, 2021 and 2020 are included below.

KPMG has served as our independent registered public accounting firm for fiscal years 2021 and 2020. Our accountant’s fees for professional services are as follows:

	YEAR ENDED DECEMBER 31,
($ in millions)	2021	2020
Audit fees	$4.2	$4.0
Audit-related fees	0.3	0.1
Tax fees	—	—
All Other fees	—	—
Total	$4.5	$4.1

“Audit Fees” are the aggregate fees earned by KPMG for the audit of our consolidated annual financial statements, reviews of interim financial statements, review of registration statements and comfort letters for the Company and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for agreed upon procedure engagements and other attestation services subject to regulatory requirements and review of certain internal controls over financial reporting implemented by management.

“Tax Fees” include fees billed for tax compliance, tax advice and tax planning services.

“Other Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” For the last two years, we did not have any such fees.

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services to be performed for the Company by its independent auditor must be approved by the

Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. All audit-related service fees were approved by the Audit Committee.

We expect that a representative of KPMG will attend the Annual General Meeting and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from shareholders.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://www.investors.atotech.com. Shareholders may download a copy of these documents without charge at https://www.investors.atotech.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) that are applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice should not be taken as an admission that the Company is subject to those proxy rules.